HIGH RIVER LIMITED PARTNERSHIP
                           C/O ICAHN ASSOCIATES CORP.
                          767 Fifth Avenue - 47th Floor
                            New York, New York 10153
                          Telephone No. (212) 702-4300
                             Fax No. (212) 688-1158

                                                              May 11, 2000


Nabisco Group Holdings Corp.

c/o Blair Effron                              c/o Raymond McGuire
Managing Director                             Managing Director
Warburg Dillon Read LLC                       Morgan Stanley & Co. Incorporated
299 Park Avenue                               1585 Broadway--35th Floor
New York, NY 10171                            New York, NY 10036

Ladies and Gentlemen:

     In conformity with your letter of April 24, 2000, we are hereby notifying you that we wish to proceed to the next level of review of Nabisco Holdings Corp. ('NA") and Nabisco Group Holdings Corp. ("NGH"). In that regard, please be advised as follows:

     1. Subject to additional diligence which would be performed by my legal and financial staff and advisors as well as by The Industrial Bank of Japan, Limited ("IBJ") and others who may become involved at our request, we presently foresee proposing a transaction which would yield NGH stockholders $22 in a combination of cash and face amount of notes in return for each of their NGH shares. Following the transaction, a new Icahn entity ("Newco") would own 100% of the equity of NGH, which would at that time continue to own its interest in NA. At our request, IBJ has already performed certain preliminary due diligence functions and executed a confidentiality letter with NGH.

     2. Our transaction calls for the refinancing of the debt of NA, which IBJ envisions arranging on several levels and which, in IBJ's estimate, would yield a net sum to NA (after repayment of existing debt) of approximately $3.4 billion in additional cash. This cash would be distributed as a dividend to NA's stockholders, including the public, and would yield approximately $2.7 billion of cash to NGH.

     3. Immediately thereafter, in a business combination involving NGH and Newco, NGH stockholders, excluding Icahn related stockholders, who own an aggregate of approximately 31.2 million NGH shares, would receive a combination of cash and face amount of two-year, surviving company notes equaling $22 for each share of NGH they then hold. The cash, which we estimate would come to approximately $19 per NGH share, would be obtained from a combination of the $2.7 billion received from the NA dividend and approximately $3 billion, which will have been obtained from cash on hand at, and specific borrowings by Icahn entities and contributed to Newco. The notes of the surviving company ("Notes"), which we estimate would have a principal amount of

May 11, 2000
Page 2


approximately $3 per NGH share, would be secured by the stock of NA (which would be owned by Newco) and would carry an interest rate of approximately 14 % per annum. Both principal and interest would be payable only at maturity. We believe that the notes will be paid at maturity out of refinancing proceeds or out of a sale of NA assets, in whole or in part.

     4. Should the transaction be acceptable to NA and NGH, and assuming that our continued diligence proves satisfactory, in our discretion and the discretion of IBJ and other possible financing sources, we would be prepared to act rapidly to enter into agreements, satisfactory to each party, and to the closing of the transactions. We do not envision any required governmental approvals other than the expiration of the Hart-Scott- Rodino waiting periods which should present no issues. Furthermore, no public stockholders of any Icahn entity will be required to approve the proposed transaction.

     To date, the internal staff of Icahn entities has been involved in both the legal and financial analysis involved in putting together this proposal. In addition, as needed we have consulted with professionals outside of Icahn personnel and we may, should we go further in this transaction, engage other professionals to advise us and help complete the transaction. Any questions or comments that you have regarding this proposal should be addressed to Carl C. Icahn at (212) 702-4333.

     Thank you for your cooperation in providing materials to us and to our advisors in connection with our consideration of a possible NA and Nabisco Group Holdings Corp.

                                      Very truly yours,

                                      HIGH RIVER LIMITED PARTNERSHIP
                                      By: Riverdale LLC


                                      By:________________________
                                           Carl C. Icahn, Member



[Letter advising NGH financial advisors of Icahn desire to proceed to next level of NGH review]